Exhibit 99.1

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.                                      Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.                                      Date of Material Change

February 5, 2007

3.                                      News Release

The date and place(s) of issuance of the news release are as follows:

February 5, 2007 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.                                      Summary of Material Change(s)

Queenstake Resources Ltd. and YGC Resources Ltd. announce that they have agreed to combine the two companies in a merger which will create a new publicly traded company.

5.                                      Full Description of Material Change

Queenstake Resources Ltd. (“Queenstake”) and YGC Resources Ltd. (“YGC”) announce that they have agreed to combine the two companies in a merger which will create a new publicly traded company (“Newco”). The business combination is proposed to be structured as a plan of arrangement, but other structures are being considered.  Under the agreed upon terms, shareholders of YGC will receive one common share of Newco for each share of YGC held, and shareholders of Queenstake will receive one common share of Newco for each ten shares of Queenstake held.  Outstanding warrants and options in each company will be exchanged on the basis of the same ratio.

The proposed transaction will combine Queenstake’s and YGC’s mineral property interests throughout North America to create operating efficiencies with emphasis on current production from Queenstake’s Jerritt Canyon gold mine in Nevada, and  the advancement towards production of YGC’s Ketza River gold property in the Yukon.  The business combination is expected to yield benefits to the shareholders of Newco by providing a greater asset base and capitalization, creating operating synergies and efficiencies, reducing overheads and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction is expected to facilitate an aggressive and sustained exploration program throughout the extensive and prospective land packages that will be wholly owned by Newco in Nevada and the Yukon.

The Board of Directors of Newco will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  The two current Boards have agreed that the President and CEO of Newco will be Graham C. Dickson, currently President and CEO of YGC.  Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Newco.

The business combination is subject to the completion of mutual due diligence, regulatory approvals and other conditions precedent, including a significant financing to be completed by YGC for the benefit of Newco.  Subject to the satisfaction of initial conditions precedent, the two companies will proceed with the execution of a definitive agreement as soon as practicable, followed by the fixing of the date for their respective shareholder meetings, expected to be held no later than May 2007.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.                                      Omitted Information

Not Applicable

8.                                      Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 106)

9.                                      Date of Report

February 12, 2007